UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)

Global System Dynamics, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

37653T108

(CUSIP Number)

Dennis O’Leary

815 Walker Street

Suite 1155

Houston, TX 77002

(800) 436-1436

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 12, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	name of reporting person DarkPulse, Inc. i.r.s. identification no. of above person (entities only) 87-0472109
2	check the appropriate box if a member of a group* (A) ☐ (B) ☐
3	sec use only
4	source of funds* WC
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Delaware
number of shares beneficially owned by each reporting person	7	sole voting power 0
	8	shared voting power 2,623,120 (1)
	9	sole dispositive power 0
	10	shared dispositive power 2,623,120 (1)
11	aggregate amount beneficially owned by each reporting person 2,623,120 (1)
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 19.69% (see Item 4 herein)
14	type of reporting person* CO

(1)	Consists of 2,623,120 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of Global System Dynamics, Inc. (the “Issuer”) acquirable upon conversion of 2,623,120 shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”) of the Issuer.

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1	name of reporting person Dennis O’Leary i.r.s. identification no. of above person (entities only)
2	check the appropriate box if a member of a group* (A) ☐ (B) ☐
3	sec use only
4	source of funds* OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States of America
number of shares beneficially owned by each reporting person	7	sole voting power 0
	8	shared voting power 2,623,120 (1)
	9	sole dispositive power 0
	10	shared dispositive power 2,623,120 (1)
11	aggregate amount beneficially owned by each reporting person 2,623,120 (1)
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 19.69% (see Item 4 herein)
14	type of reporting person* IN

(1)	Consists of 2,623,120 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of Global System Dynamics, Inc. (the “Issuer”) acquirable upon conversion of 2,623,120 shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”) of the Issuer.

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ITEM 1. SECURITY AND ISSUER.

This Schedule 13D Statement relates to shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Global System Dynamics, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 815 Walker Street, Suite 1155, Houston, TX 77002.

Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D Statement is being filed by Dennis O’Leary, an individual, and DarkPulse, Inc., a corporation (the “Reporting Persons”). Mr. O’Leary controls DarkPulse, Inc. and is a citizen of the United States.

The principal business address of the Reporting Persons is 815 Walker Street, Suite 1155, Houston, TX 77002.

During the last five years, neither of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or, (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On October 12, 2022 (the “Closing Date”), the Company entered into and closed a Purchase Agreement (the “Agreement”) with Gladstone Sponsor, LLC, a Delaware limited liability company ("Original Sponsor"), and DarkPulse, Inc., a Delaware corporation (the “New Sponsor”), pursuant to which the New Sponsor purchased from the Original Sponsor 2,623,120 shares of Class B common stock of the Company, par value $0.0001 per share, and 4,298,496 Private Placement Warrants, each of which is exercisable to purchase one share of Class A common stock of the Company, par value $0.0001 per share, for an aggregate purchase price of $1,500,000.

ITEM 4. PURPOSE OF TRANSACTION

Except as disclosed below, the Reporting Persons have acquired beneficial ownership of the securities for investment purposes and will evaluate the investment in the securities on a continual basis.

The Issuer has until November 9, 2022 (which is 15 months from the closing of the initial public offering) to consummate an initial business combination. However, if the Issuer anticipates that it may not be able to consummate its initial business combination within 15 months, it will, by resolution of its board if requested by its Sponsor, DarkPulse, Inc., extend the period of time to consummate a business combination by an additional three months to February 9, 2023 (for a total of 18 months to complete a business combination), subject to DarkPulse, Inc. depositing additional funds into the trust account.

Except as disclosed above, the Reporting Persons have no plans or proposals that would relate to or would result in: the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; any extraordinary corporate transaction involving the Issuer; a sale or transfer of a material amount of assets of the Issuer; any material change in the present capitalization or dividend policy of the Issuer; any material change in the operating policies or corporate structure of the Issuer; any change in the Issuer's charter or by-laws; the shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter market; or causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of shares they may be deemed to beneficially own.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

As of August 9, 2022, there were 10,702,330 shares of Class A common stock, $0.0001 par value, and 2,623,120 shares of Class B common stock, $0.0001 par value, issued and outstanding.

Pursuant to Rule 13d-3(a), at the close of business on August 9, 2022, the Issuer had 10,702,330 shares of Common Stock issued and outstanding as reported in the Issuer’s Registration Statement on Form 10-Q, filed with the Commission on August 12, 2022. Of the total shares beneficially owned by the Reporting Persons, the Reporting Persons beneficially owns 2,623,120 shares of Class A Common Stock, which constitutes approximately 19.69% of the outstanding voting control of the Issuer. The Reporting Persons have not effected any transactions in the Common Stock of the Issuer during the past 60 days, except as described in this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The disclosure in Items 2 and 3 is incorporated by reference herein.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

	Incorporated by Reference				Filed Herewith
Exhibit Description	Form	File No.	Exhibit No.	Filing Date
Purchase Agreement, dated October 12, 2022	8-K	001-40707	10.1	10/13/22
Support Agreement, dated October 12, 2022	8-K	001-40707	10.2	10/13/22
Form of Indemnity Agreement	8-K	001-40707	10.3	10/13/22
Joint Filing Statement					X

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2022	/s/ Dennis O’Leary
Dennis O’Leary

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